BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783

03045339

BAA

10 December 2003

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

SUPPL

03 DEC 22 7:21

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

pp

Alison Livesley
Head of Investor Relations

PROCESSED
JAN 07 2004
THOMSON FINANCIAL

To: Alison Livesley
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1W 1LQ

Fax: 44 20 7932 6783

From: Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Re: SEC notification 10 December 2003

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date

BAA

Embargoed until 0700 hrs Wednesday 10 December 2003

BAA airports report strong growth in November

BAA's seven UK airports saw the upturn in traffic in November, handling 9.9 million passengers, an increase of 6.8% on the same month last year and the best result since January.

Amongst individual markets, a rapid improvement in long haul traffic underpinned the acceleration in overall performance. North Atlantic routes grew 5.0%, up from a 1% increase in October. The 7.5% traffic increase on other long haul routes contrasted with a 4.6% improvement in October, with part of the additional traffic thought to have been generated by the Rugby World Cup. European scheduled routes were 10.7% higher than a year ago and domestic traffic grew 4.7%. European charter traffic was down by 3.6%.

With the exception of Aberdeen (-3.9%), all BAA's UK airports recorded increases. Heathrow, up 4.4%, saw improved North Atlantic traffic whilst Gatwick, up 4.2%, benefited from growth on domestic, European and long haul routes. Stansted added 19.5% and Southampton added 82.6%, both stimulated by the performance of new low fare scheduled services to European destinations. In Scotland, Glasgow grew by 4.2% and Edinburgh by 6.0%.

In total, the number of air transport movements rose by 1.0% in November, while the growth of 1.6% in cargo tonnage was the first monthly increase recorded since March, reflecting improved conditions in the economies with which the UK trades.

News release

Heathrow Gatwick Stansted Glasgow Edinburgh Aberdeen Southampton

Corporate Affairs
130 Wilton Road, London SW1V 1LQ
T +44 (0)20 7932 6654 F +44 (0)20 7932 6659
email newsdesk@baa.com www.baa.com

For further information on BAA plc see www.baa.com

- Ends -

Media enquiries: **Caroline Corfield/Samantha Birmingham, BAA plc**
Tel + 44 (0) 207 932 6654

City enquiries: **Alison Livesley, BAA plc**
Tel + 44 (0) 207 932 6692

BAA Traffic Summary : November 2003

Terminal Passengers (000s)	Month	% Change*	Fin year to date: Apr to Nov 03	% Change**	12 months to Nov 03	% Change***
Heathrow	5,058.9	4.4	44,001.0	0.2	63,029.2	1.0
Gatwick	1,871.2	4.2	22,185.0	0.8	29,822.6	1.6
Stansted	1,512.5	19.5	13,470.1	14.4	18,439.6	17.5
London Area Total	**8,442.6**	**6.7**	**79,656.1**	**2.5**	**111,291.4**	**3.6**
Southampton	105.7	82.6	948.8	66.8	1,174.4	48.5
Glasgow	555.2	4.2	6,089.5	3.7	8,118.1	5.0
Edinburgh	589.7	6.0	5,314.6	7.6	7,450.0	9.0
Aberdeen	196.3	-3.9	1,781.4	-2.9	2,521.4	-1.8
Scottish Total	**1,341.2**	**3.7**	**13,185.4**	**4.3**	**18,089.4**	**5.6**
BAA Total	**9,889.5**	**6.8**	**93,790.3**	**3.2**	**130,555.2**	**4.1**

Air Transport Movements	Month	% Change*	Fin year to date: Apr to Nov 03	% Change**	12 months to Nov 03	% Change***
Heathrow	37,962	1.3	308,887	-1.4	456,620	-0.5
Gatwick	16,666	-2.6	165,697	-1.3	235,092	0.9
Stansted	13,880	4.4	118,480	8.0	170,757	12.8
London Area Total	**68,508**	**0.9**	**593,064**	**0.4**	**862,469**	**2.3**
Southampton	2,828	30.3	23,778	22.3	32,170	14.9
Glasgow	6,595	-1.8	62,541	-0.1	88,655	0.3
Edinburgh	8,990	2.7	72,343	-0.5	105,812	0.6
Aberdeen	6,280	-6.3	53,885	-4.4	78,516	-5.0
Scottish Total	**21,865**	**-1.4**	**188,769**	**-1.5**	**272,983**	**-1.2**
BAA Total	**93,201**	**1.0**	**805,611**	**0.4**	**1,167,622**	**1.8**

Cargo (Metric Tonnes)	Month	% Change*	Fin year to date: Apr to Nov 03	% Change**	12 months to Nov 03	% Change***
Heathrow	114,763	1.3	815,358	-3.7	1,221,938	-0.5
Gatwick	19,720	-8.7	148,933	-9.8	223,880	-8.0
Stansted	19,979	16.5	135,179	5.3	198,928	8.4
London Area Total	**154,462**	**1.6**	**1,099,470**	**-3.6**	**1,644,746**	**-0.6**
Southampton	27	-32.5	232	-16.1	336	-13.5
Glasgow	368	61.4	4,250	-6.8	5,115	-6.8
Edinburgh	2,237	1.2	17,420	9.5	24,558	19.6
Aberdeen	274	-7.7	2,435	-4.6	3,489	-8.7
Scottish Total	**2,879**	**5.2**	**24,105**	**4.7**	**33,162**	**11.1**
BAA Total	**157,368**	**1.6**	**1,123,807**	**-3.4**	**1,678,244**	**-0.4**

Above data excludes Air Taxi passengers and Air Taxi movements.

* compared to the month of November 2002

** compared to the eight months April to November 2002

*** compared to the twelve months to November 2002

Market Comparison: November 2003

Market	*BAA Total November 02 (000s)*	*BAA Total November 03 (000s)*	*% Change*
Domestic	2,033	2,128	4.7
Eire	490	497	1.5
European Scheduled	3,475	3,846	10.7
European Charter*	504	486	-3.6
North Atlantic	1,322	1,388	5.0
Other Long Haul	1,437	1,544	7.5
Total	**9,261**	**9,890**	**6.8**

* includes North African Charter

Note: Origins and destinations are classified according to ultimate origin or destination of aircraft in the case of multi sector flights

Note: Figures for the market sectors have been rounded. Totals as per Traffic Summary.